Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)							OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...0.5

1 .Name and Address of Reporting Person* Stadium Capital Partners, L.P. 430 Cowper Street, Suite 200 Palo Alto, CA 94301	2. Issuer Name and Ticker or Trading Symbol American Dental Partners, Inc. (ADPI)						6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ________Director ___XX__10% Owner ________Officer (give title below) ________Other (specify below) ______________________________
3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4.Statement for Month/Year October 24, 2002		5.If Amendment, Date of Original (Month/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) XX Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect(I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10-22-2002	P		700	A	9.00	1,162,050	D

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Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8.Price of Derivative Security (Instr.5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses: Stadium Capital Partners, L.P.

By:Stadium Capital Management, LLC
General Partner

By: Bradley R. Kent, Manager

October 24, 2002
Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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